UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

AIRNET ENTERS INTO SHARE PURCHASE AGREEMENT

On January 13, 2025, AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agrees to issue and sell, and the Purchasers agree to subscribe and purchase, an aggregate of 15,070,000 ordinary shares of the Company, par value US$0.04 per share, at a purchase price of US$0.4675 per share for aggregate gross proceeds to the Company of US$7.0 million.

The shares are offered in a transaction not required to be registered under Section 5 of the Securities Act. The closing of the Purchase Agreement shall take place on the first business day following the date of the Share Subscription Agreement or a later date as mutually agreed upon by all parties, subject to customary closing conditions.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on May 10, 2024 (Registration No. 333-279318), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: January 16, 2025	By:	/s/ Yuan Feng
	Name:	Yuan Feng
	Title:	Co-Chief Executive Officer